

October 6, 2011

Via E-Mail
Mark Weinreb, Chief Executive Officer
BioRestorative Therapies, Inc. (f/k/a Stem Cell Assurance, Inc.)
555 Heritage Drive
Jupiter, FL 33458

Re: **BioRestorative Therapies, Inc. (f/k/a Stem Cell Assurance, Inc.)**
Amendment No. 2 to Form 10
Filed September 6, 2011
File No. 000-54402

Dear Mr. Weinreb:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

Overview, page 1

1.   We note your response to comment one, relating to the Overview section, of our letter dated August 8, 2011, and we reissue it in part. Please revise either your Overview section or the various areas where you cross-reference to more detailed discussions of components of your business plan to clarify the impact the lack of funding would have on the timing and your ability to implement your business plan.

Availability of Funds, page 41

2.   We note your response to comment 8 of our letter dated August 8, 2011, and we reissue it. Please revise to disclose the material terms and conditions of all material debt

financing on an individual basis. We note that your table on page 41 still aggregates the various notes and does not disclose the identity of the lenders, any conditions, covenants, or other provisions that may be material.

Executive Compensation, page 50

3.   We note your response to comment 12 of our letter dated August 8, 2011, and we reissue it. Since Ms. McConnell was issued shares of stock as part of her termination agreement, it appears that the grant date fair value of this award should be included in the summary compensation table. Please revise your summary compensation table accordingly.

Certain Relationships and Related Party Transactions, page 53

4.   We note your response to comment 13 of our letter dated August 8, 2011, and we reissue it. Please revise to clarify Mr. Berger's relationship with Stem Cell Research Company, LLC and why his termination agreement directed Stem Cell Research to receive $180,000 and why Stem Cell Research agreed to the voting proxy for its shares in connection with Mr. Berger's termination. It is unclear why Mr. Berger is a party to your agreements with Stem Cell Research and why Stem Cell Research is a party to Mr. Berger's termination agreement.

Questions may be directed to Edwin S. Kim at (202) 551-3297 or Pam Howell, Special Counsel, at (202) 551-3357.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director